EXHIBIT (d)(47)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
J.P. MORGAN INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of March 22, 2011 to the Investment Sub-Advisory Agreement dated as of July 9, 2010, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”) and J.P. Morgan Investment Management Inc. (the “Sub-Adviser”).

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.

Schedule A. Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement dated July 9, 2010, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of March 22, 2011.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name: Christopher A. Staples
Title: Senior Vice President and Chief Investment Officer

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Sheryl James Rosario

Name: Sheryl James Rosario
Title: Vice President

SCHEDULE A

as of March 22, 2011

FUND	SUB-ADVISER COMPENSATION*

Transamerica Partners Balanced Portfolio	0.25% of average daily net assets**

*	As a percentage of average daily net assets on an annual basis.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica JPMorgan Enhanced Index VP (a series of Transamerica Series Trust); Transamerica Partners Balanced Portfolio; and the portion of the assets of Transamerica Multi-Managed Balanced VP (a series of Transamerica Series Trust) and Transamerica Multi-Managed Balanced (a series of Transamerica Funds), allocated to and sub-advised by J.P. Morgan Investment Management Inc.